CORPORATE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 October 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Holding(s) in Company

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC[I]

1.         Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]:
CRH PLC
2.         Reason for the notification (please tick the appropriate box or boxes):

[ X ] an acquisition or disposal of voting rights

[ ]      an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ]      an event changing the breakdown of voting rights

3.         Full name of person(s) subject to the notification obligation[iii]:
BlackRock, Inc.
4.         Full name of shareholder(s) (if different from 3.)[iv]:
See Section 9
5.         Date of the transaction and date on which the threshold is crossed or reached[v]: 12/10/2023
6.         Date on which issuer notified: 13/10/2023
7.         Threshold(s) that is/are crossed or reached:
Holdings for BlackRock, Inc. have gone above 5%.
8.         Notified details:
1.
1.     1.    1.

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction[vii][viii]
	Number of Shares[ix]	Number of Voting rights[x]	Number of shares[xi]	Number of voting rights[xii]		% of voting rights
			Direct	Direct[xiii]	Indirect[xiv]	Direct	Indirect
IE0001827041	N/A	34,115,331	N/A	N/A	35,898,630	N/A	5.05%
SUBTOTAL A (based on aggregate voting rights)				35,898,630		5.05%

B) Financial Instruments
Resulting situation after the triggering transaction[xv]
Type of financial instrument	Expiration Date[xvi]	Exercise/Conversion Period/ Date[xvii]	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
35,898,630	35,898,630	5.05%

9.         Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable[xviii]:

Each of the following entities, which are wholly owned subsidiaries of BlackRock, Inc., hold the following interests in voting rights in their capacity as Investment Manager on behalf of clients:

Investment Manager	Voting Rights	%
BlackRock Fund Advisors	12,077,145	1.70%
BlackRock Institutional Trust Company, National Association	9,059,316	1.27%
BlackRock Advisors (UK) Limited	5,883,206	0.82%
BlackRock Investment Management (UK) Limited	3,102,463	0.43%
BlackRock Japan Co., Ltd.	1,276,729	0.17%
BlackRock Investment Management, LLC	1,125,420	0.15%
Aperio Group, LLC	774,253	0.10%
BlackRock Asset Management Canada Limited	735,572	0.10%
BlackRock Asset Management Deutschland AG	716,957	0.10%
BlackRock Advisors, LLC	642,797	0.09%
BlackRock Financial Management, Inc.	222,873	0.03%
BlackRock Investment Management (Australia) Limited	201,109	0.02%
BlackRock Asset Management North Asia Limited	47,341	0.00%
BlackRock (Singapore) Limited	12,918	0.00%
BlackRock International Limited	12,722	0.00%
BlackRock Capital Management, Inc.	7,809	0.00%

10.       In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].
11.       Additional information:
Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 13 October 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 16 October 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary